Room 4561

April 28, 2006

Mr. Stephen G. Waldis
Chairman of the Board, President and Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South
Sixth Floor
Bridgewater, New Jersey 08807

Re: Synchronoss Technologies, Inc.
        Amendment No. 1 to Registration Statement on Form S-1 filed April 14, 2006
        File No. 333-132080

Dear Mr. Waldis:

        We have reviewed your amended filing and response letter dated April 14, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   File a consent from your independent accountant with your next amendment. For each subsequent amendment, a new consent will be required:

    ■ whenever any change, other than typographical, is made to the financial statements;

    ■ for an amendment if there have been intervening events since the prior filing that are material to the company; and

    ■ if an extended period of time (generally considered to be any period which is more than 30 days) passes since the last filing.

Inside Front Cover Page

2.   With reference to comment 2 of our letter dated March 27, 2006, we note that your graphic artwork contains extensive narrative text, which in some instances appears to not otherwise be discussed in your prospectus. For example, the terms "LSR Order Gateway" and "Synchronoss Fallout Management Center" do not appear to be discussed or explained elsewhere in your prospectus. Please limit your graphic artwork to a pictorial or graphic representation of your products or business and use text only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation. Please also keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance and revise accordingly.

Prospectus Summary

3.   We note your response to comment 2 of our letter dated March 27, 2006. Please briefly explain in your disclosure the criteria used to determine which of your customers were to be disclosed in the prospectus.

4.   In light of the significance of Cingular Wireless to your business, please briefly disclose that Cingular Wireless accounts for 75 percent of your revenues for the three months ended December 31, 2005 and their percentage of your revenues for the year ended December 31, 2005.

Risk Factors

A Slow Down in Market Acceptance and Government Regulation…, page 11

5.   Please reconcile your revised disclosure indicating that VoIP customers attributed 5.3 percent to your total revenues in 2005 with the statement in your response to comment 9 of our letter dated March 27, 2006 stating that VoIP customers attributed 16.3 percent to your total revenues in 2005.

Use of Proceeds, page 25

6.   We note your response to comment 18 of our letter dated March 27, 2006. Notwithstanding the fact that you do not have a definitive plan for the allocation of net proceeds, you have disclosed specific purposes for possible use of your net proceeds. Please expand your disclosure to elaborate on how you intend to use the proceeds to finance growth, develop new products and fund capital expenditures. For example,

please discuss whether you are contemplating any significant capital expenditures, new product developments or specific growth plans such as international expansion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 34

7.   With respect to the expected annual growth rate assumptions identified in your response to comment 23 of our letter dated March 27, 2006, explain to us how the estimated growth rate used in connection with options issued in 2005 was consistent with the actual growth rates observed in 2004 and through the relevant portions of 2005.

8.   Describe for us the objective, supportable evidence you considered in determining the probability estimate of becoming a public company.

9.   We note your response to comment 24 of our letter dated March 27, 2006 and it remains unclear to us how you are able to support such significant increases in the value of your underlying stock in 2005. In this regard, we note that, while the probability of an initial public offering does increase the value of the underlying shares of common stock this does not appear to be the only factor that should be considered. Please describe, in sufficient detail, any business milestones achieved or other factors that contributed to the significant increase in your common stock valuation in 2005.

10.   Describe for us the methods used to determine the value of common stock underlying options issued during 2006. Explain how these methods were consistent with the methods described in the AICPA Technical Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Liquidity and Capital Resources, page 39

11.   We note your response to comment 32 of our letter dated March 27, 2006. Please disclose the financial covenant that you are subject to under the loan and security agreement.

Discussion of Cash Flows, page 40

12.   We note that your discussion of operating cash flow is fairly general. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosure accordingly.

Business

Demand Drivers for Our E-Commerce Transaction Management Solutions, page 47

13.   We note your response to comment 34 of our letter dated March 27, 2006. Please explain in your disclosure the relevance and relationship of the global market data to your current business and prospects.

Our Strengths, page 48

14.   We note your response to comment 35 of our letter dated March 27, 2006. Your revised disclosure sets forth the terms that comprise the abbreviations OSS and BSS, but does not clarify what such terms mean. As such terms are not commonly understood, please provide a brief discussion of what you are referring to with operational support systems and business support systems.

Products and Services, page 51

15.   Please revise your disclosure to describe the professional services you provide. In this regard, we note that you provide process and workflow consulting services, development services and enterprise portal management services.

Customers, page 53

16.   We note that your agreement with Cingular Wireless provides them with an opportunity to buyout the dedicated infrastructure, as defined in Section 5.1 of the Statement of Work, during the initial term of the agreement and which vests to Cingular Wireless at the end of the initial term. Please see Section 7.2 of the Statement of Work. It appears that the dedicated infrastructure is comprised of hardware and equipment, but not the software used to provide your services. Please advise us whether this buyout arrangement will materially affect your arrangement with Cingular Wireless as well as how such buyout of hardware and equipment affects the provisioning of your services to your other customers.

Executive Compensation

Summary Compensation Table, page 64

17.   We note your revised disclosure in response to comment 45 of our letter dated March 27, 2006. Please advise us how you determined that Mr. Garcia's relocation expenses should be disclosed under other annual income as opposed to salary. Was the payment of relocation expenses a perquisite?

18.   We note the substantial bonuses paid to your chief executive officer and other named executive officers. Please advise us whether such officers are parties to employment agreements. Further, it appears that disclosure as to how such bonus amounts were determined would be material to investors.

Principal and Selling Stockholders, page 72

19.   Please disclose whether any selling stockholder is a registered broker-dealer. If a selling stockholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

20.   Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Underwriting, page 80

21.   We note your revised disclosure indicating that the over-allotment option will be afforded by you and the Waldis Family Partnership, LP. Please elaborate on how such option will be allocated between you and the Waldis Family Partnership, LP if the option is not fully exercised.

Industry and Market Data, page 84

22.   As noted in comment 54 of our letter dated March 27, 2006, industry data included in your registration statement must be based on reasonable and sound assumptions. Your reference to the fact that your sources of such information do not guarantee the accuracy or completeness of the information, however, appears to qualify your responsibility with respect to the information. Please revise to remove any implication that you are not or confirm that you are responsible for assessing the reasonableness and soundness of the market data presented.

Financial Statements

Notes to Financial Statements

Note 8. Stock Plan, page F-19

23.   We note your response to comment 62 of our letter dated March 27, 2006 and have the following additional comments:

- Please explain why you believe it was appropriate to use a method similar to the current value method to estimate the fair value of the underlying common stock during 2003 and 2004. In this regard, it does not appear that this method would be appropriate considering your stage of development in those years. See paragraph 154 of the AICPA Practice Aid.

- It remains unclear to us how the $0.29 per share value of the common stock is consistent with the per share price of the preferred stock issued in 2001. Please describe, in greater detail, your basis for why you believe this valuation is consistent.

- It remains unclear to us why you believe that the use of the $0.29 per share valuation in 2003 and 2004 is consistent with the development of your business during these periods. In this regard, we note that your revenue and results of operations improved substantially from 2003 to 2004. Therefore, please explain to us how you considered these developments when you concluded that the use of the $0.29 per share valuation was appropriate for the two-year period.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chris Davis at (202) 551-3408 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Marc F. Dupré, Esq.
        Angela N. Clement, Esq.
        Gunderson Dettmer Stough
           Villeneuve Franklin & Hachigian, LLP
        610 Lincoln Street
        Waltham, Massachusetts 02451
        Telephone: (781) 890-8800
        Facsimile: (781) 622-1622